Exhibit 1.01
GE HEALTHCARE TECHNOLOGIES INC.
Conflict Minerals Report
Year ended December 31, 2025

1.Introduction
GE HealthCare Technologies Inc. (“GE HealthCare,” the “Company,” “our” or “we”) has prepared this Conflict Minerals Report (the “Report”) for the calendar year ended December 31, 2025, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms used and not defined in this Report have the meanings ascribed in Form SD, as adopted by the U.S. Securities and Exchange Commission (“SEC”) pursuant to the Rule. References in this Report to internet websites and certain of GE HealthCare’s internal policies and procedures are provided for convenience only. The referenced documents and information available through these websites are not incorporated by reference into this Report.

2. Company Overview

GE HealthCare is a leading global healthcare solutions provider of advanced medical technology, pharmaceutical diagnostics, and AI, cloud and software solutions that help clinicians tackle the world’s most complex diseases. We have approximately 54,000 colleagues dedicated to our purpose to create a world where healthcare has no limits.

We generate revenue from the sale of medical devices, consumable products, service capabilities, and AI-enabled cloud and software solutions. We serve customers in over 160 countries with a global team of approximately 9,700 sales professionals and 8,900 field service engineers. Our customers are hospitals, health systems, and researchers, including public, private, academic, and government institutions. We are organized into business segments that are aligned with the industries we serve: Imaging, Advanced Visualization Solutions, Patient Care Solutions, and Pharmaceutical Diagnostics.

GE HealthCare is a Delaware corporation with corporate headquarters in Chicago, Illinois.

3. Supply Chain Description

GE HealthCare’s supply chain is diverse and expansive, with thousands of different suppliers located in many countries globally. GE HealthCare does not directly source or purchase conflict minerals in the form of gold or the mineral derivatives tin, tantalum, and tungsten (collectively, “conflict minerals” or “3TG”). There are typically multiple tiers of suppliers between our business segments and 3TG mines, so we must rely on our Tier 1 suppliers to work with their suppliers to provide us with accurate information (e.g., through the reasonable country of origin inquiry (“RCOI”) described below) about the origin of 3TG contained in, and necessary to the functionality or production of (“Necessary 3TG”), the components, parts, subassemblies, and products (collectively “Components”) we purchase.

4. Reasonable Country of Origin Inquiry

The elements of our RCOI are designed to: (i) identify suppliers to survey, (ii) collect data through a third-party vendor, and (iii) review and analyze the data to determine whether GE HealthCare should take additional due diligence actions. For 2025, GE HealthCare’s central sourcing compliance team identified a list of suppliers to survey as part of the RCOI based on certain criteria, including whether the Components a supplier provided were likely to contain 3TG and the amount paid to such suppliers or its other significance to GE HealthCare’s RCOI. For this reporting period, GE HealthCare, via its vendor, sent surveys to 366 suppliers (the “Significant Suppliers”).
We collected information from the Significant Suppliers using the Conflict Minerals Reporting Template (“CMRT”). The CMRT includes questions regarding whether the supplier’s products contain 3TG, its policy with respect to the responsible sourcing of 3TG, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of the smelters or refiners that processed Necessary 3TG in the supplier’s products, and the origin of Necessary 3TG used by those facilities.
Based on the RCOI for 2025, GE HealthCare has reason to believe that at least a portion of the Necessary 3TG in its products may have originated from Democratic Republic of Congo (“DRC”) or adjoining countries (together, the “Covered Countries”), and that this portion of the Necessary 3TG may not be from recycled or scrap sources. Notably, however, most Significant Suppliers report at a company level and not a product level, so GE HealthCare cannot be certain which Necessary 3TG came from which specific mines or smelters noted in such Significant Suppliers’ CMRT.

5. Due Diligence

A. Due Diligence Framework

Our due diligence measures have been designed to conform, in all material respects, with the internationally recognized due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), OECD Publishing and related supplements for gold, tin, tantalum, and tungsten.

B. Due Diligence Measures Undertaken

We performed the due diligence steps set forth below according to the OECD’s five-step framework:

OECD Step 1: Establish a Strong Company Management System

Conflict Minerals Principles

GE HealthCare has adopted the Responsible Minerals Sourcing Principles (the “Principles”), which is available at: https://www.gehealthcare.com/en-us/about/sustainability/reports. Contractual clauses with suppliers require that they comply with all applicable laws and the GE HealthCare Integrity Guide for Suppliers, Contractors, and Consultants available at: https://www.gehealthcare.com/about/suppliers/requirements-and-training (the “Integrity Guide”), which drives compliance to the Principles. The Principles make clear GE HealthCare’s commitment not to source conflict minerals from suppliers that directly or indirectly finance or benefit armed groups, and suppliers must support our commitment and provide information about 3TG when requested. In the event we identify non-compliance with the Principles or Integrity Guide, we will attempt to work with the applicable supplier to correct the situation. If a supplier remains non-compliant, the Company will evaluate its options, including but not limited to suspending or terminating the relationship with the supplier.

Human Rights Council

We maintain a GE HealthCare Human Rights Council. This cross-functional council, including legal, sustainability, and sourcing personnel, is responsible for, among other things, evaluating GE HealthCare’s conflict minerals program and identifying any changes or special processes needed in light of changes in our supply chain or other risks.

Supply Chain Controls and Transparency

GE HealthCare is a member of the Responsible Minerals Initiative (“RMI”). The RMI’s flagship program is the Responsible Minerals Assurance Program (“RMAP”), through which the RMI identifies smelters and refiners that produce responsibly sourced materials in an effort to prevent the extraction and trade of minerals from becoming a source of conflict and human rights abuses. The RMI uses specially trained third-party auditors to independently verify that the identified smelters and refiners have systems in place to responsibly source minerals in conformance with the RMAP.

Supplier Engagement and Training

The Principles and the Integrity Guide are posted on our website and detail our commitment to, and expectations for, suppliers regarding the responsible sourcing of conflict minerals. Our standard contract terms and conditions include provisions requiring compliance with all applicable laws and the Integrity Guide. GE HealthCare also provides suppliers with training on the Integrity Guide and their obligations under it.

GE HealthCare, via the vendor who manages the CMRT process for us, makes available training regarding the requirements of the Rule, instructions for responding to the CMRT, and an email address and website chatbot for assistance interpreting and completing the CMRT to Significant Suppliers. Most Significant Suppliers provide company level data, meaning they list all smelters/refiners that are used somewhere in their supply chain, and do not confirm which smelters/refiners are used for Components supplied to GE HealthCare.

Maintain Records

GE HealthCare has a document retention policy to retain relevant documentation, including records of due diligence processes, findings and resulting decisions, for at least five years.

Grievance Mechanism

GE HealthCare has a robust Open Reporting and Ombudsperson (“Ombuds”) program, with a central team and trained part-time Ombudspersons globally. It also has a website, phone hotline, and mobile QR code where employees and stakeholders can raise concerns. The website is available in ten languages, and the hotline is available in over forty languages for people who wish to raise a concern or report a possible violation of GE HealthCare’s Principles or other policies. Concerns can be raised confidentially or anonymously if desired, and without fear of retaliation. Information on how to contact the Ombuds via the website, phone hotline, and the compliance organization is available on our website under “Compliance.” Persons can also contact the GE HealthCare Ombuds at GEHealthCare.Ombuds@gehealthcare.com.

OECD Step 2: Identify and Assess Risks in the Supply Chain
GE HealthCare sent surveys to Significant Suppliers via its third-party vendor, who followed up with suppliers who did not respond to the survey within the requested time and reminded them to submit their survey response. Our vendor offers training and online/email assistance to suppliers on how to complete the survey.

Our Materials Data Analytics and Compliance Leader reviewed the Significant Suppliers’ responses against an established set of criteria to determine whether further engagement was necessary. For example, if a supplier furnished Components containing 3TG from any of the Covered Countries, we compared the smelters and refiners identified in a supplier’s survey response to the RMI’s published list of facilities that conform to the RMAP assessment protocols.

OECD Step 3: Design and Implement a Strategy to Respond to Risks
GE HealthCare has identified a system to respond to identified non-compliance with our Principles related to the sourcing of conflict minerals. Once we identify such issues, we will attempt to work with the supplier to correct the situation. A supplier’s failure to take corrective action may lead to additional actions, including the reassessment of the supplier relationship. Risk assessment findings based on the supply chain survey and due diligence are reported to senior management.
OECD Step 4: Carry out Independent Third-Party Audit of Smelters’ and Refiners’ Due Diligence Practices
We indirectly support audits of smelters and refiners through our relationship with the RMI. The RMI’s RMAP uses independent third-party auditors to identify smelters and refiners that have systems in place to produce responsibly sourced materials. We do not perform direct audits of these entities.

OECD Step 5: Report Annually on Supply Chain Due Diligence

A copy of this Report and GE HealthCare’s Form SD are available on our website at https://investor.gehealthcare.com/.

6. Efforts to Determine Mine or Country of Origin

As part of our Country-of-Origin due diligence efforts, we utilize and rely on information made available through the RMI’s website and RMAP concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence, and to identify countries of origin. In addition, certain Significant Suppliers provided CMRTs with mine or location of origin information and that information was also included in our RCOI. Where the data from Significant Suppliers showed that ores utilized by one or more smelters or refiners were potentially sourced from a Covered Country, GE HealthCare concluded that there is reason to believe that 3TG from the Covered Countries may be present in the products for which such smelters or refiners were reported as potentially in the supply chain.

7. RCOI and Due Diligence Results

A. Survey Responses

We rely on our suppliers to provide information on the origin of 3TG contained in the Components purchased by GE HealthCare. These suppliers are similarly reliant upon information provided by their suppliers.

In total, GE HealthCare, through its vendor, sent 366 Significant Suppliers a survey. Both we and our vendor reminded Significant Suppliers multiple times before the deadline to complete and return the survey. We received responses from 295 Significant Suppliers, who identified 341 unique facilities identified by the RMI, of which 210, or approximately 62%, are conformant with the RMAP.

Of the survey responses, 111 suppliers declared they may have sourced 3TG from one of the Covered Countries or did not know if they sourced 3TG from one of the Covered Countries. Most of these responses were for the supplier as a whole and not specific to GE HealthCare Components, so we are unable to definitively link 3TG from the Covered Countries to the Components supplied to us based on such responses. While we have no knowledge that any of the Necessary 3TG contained in our Components directly or indirectly financed or benefitted armed groups in a Covered Country, we are unable to conclude whether our Components are “DRC conflict free.”

B. Continuous Improvement Efforts to Mitigate Risk

Since December 31, 2025, GE HealthCare has taken, or intends to take, the following steps to improve the due diligence conducted to further mitigate risks that the Necessary 3TG used in our products could benefit armed groups in the Covered Countries. As part of our regularly scheduled compliance program activities, we intend to:

•Direct suppliers to our Principles with respect to the sourcing of conflict minerals;
•As appropriate, seek information from suppliers about smelters or refiners for 3TG at a Component-level, not a supplier-company level;
•Encourage suppliers who source 3TG from one of the Covered Countries to do so from smelter(s) or refiner(s) validated as conformant with the RMAP or a similar program;
•Encourage suppliers who do not have a conflict minerals policy or due diligence process to adopt and implement the same;
•Identify and follow-up with suppliers who did not respond to our survey in an effort to increase our survey response rate and obtain additional information about the sourcing of 3TG in our supply chain; and
•Participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing 3TG.

Cautionary Note Concerning Forward-Looking Statements

This Report contains forward-looking statements. These forward-looking statements might be identified by words, and variations of words, such as “will,” “expect,” “may,” “would,” “could,” “plan,” “believe,” “anticipate,” “intend,” “estimate,” “potential,” “position,” “forecast,” “target,” "guidance," "outlook," and similar expressions. These forward-looking statements may include, but are not limited to, the risk that information reported to us by our suppliers, or industry information used by us, may be inaccurate or incomplete; changes to regulations and requirements for assessing and reporting information pertaining to conflict minerals; statements about our business; information related to our business segment portfolios and strategies; our business plans and performance; and our conflict minerals principles, policies, and related processes. These forward-looking statements involve risks and uncertainties, many of which are beyond our control. Factors that could cause our actual results to differ materially from those described in our forward-looking statements include, but are not limited to, operating costs and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, and suppliers) may be greater than expected; we may assume unexpected risks and liabilities; management of our supply chain; the actions or inactions of third parties with whom we partner and the various collaboration, licensing, and other partnerships and alliances we have with third parties; and completing other transactions, inquiries, or strategic goals may distract our management from other important matters such as the objectives discussed herein. Other factors that may cause such a difference also include those discussed in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC and any updates or amendments we make in future filings. There may be other factors not presently known to us or which we currently consider to be immaterial that could cause our actual results to differ materially from those projected in any forward-looking statements we make. We do not undertake any obligation to update or revise our forward-looking statements except as required by applicable law or regulation.